SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LivaNova PLC
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G5509L101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5509L101	Page 2 of 9

(1)	NAMES OF REPORTING PERSONS. Mittel S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[1]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[1]	Based on 48,211,559 of the Issuer’s Ordinary Shares outstanding as of October 27, 2017.

CUSIP No. G5509L101	Page 3 of 9

(1)	NAMES OF REPORTING PERSONS. Equinox Two S.c.a. (in voluntary liquidation)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[2]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[2]	Based on 48,211,559 of the Issuer’s Ordinary Shares outstanding as of October 27, 2017.

CUSIP No. G5509L101	Page 4 of 9

(1)	NAMES OF REPORTING PERSONS. Tower 6 S. à r.l.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[3]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[3]	Based on 48,211,559 of the Issuer’s Ordinary Shares outstanding as of October 27, 2017.

CUSIP No. G5509L101	Page 5 of 9

(1)	NAMES OF REPORTING PERSONS. Tower 6 Bis S. à r.l.*
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[4]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

*	On December 27, 2017 the shareholders’ meeting of Tower 6 Bis S. à r.l. resolved the completion of the voluntary liquidation and dissolution of the company approved on July 18, 2017.

[4]	Based on 48,211,559 of the Issuer’s Ordinary Shares outstanding as of October 27, 2017.

CUSIP No. G5509L101	Page 6 of 9

(1)	NAMES OF REPORTING PERSONS. Bios S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[5]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[5]	Based on 48,211,559 of the Issuer’s Ordinary Shares outstanding as of October 27, 2017.

CUSIP No. G5509L101	Page 7 of 9

Item 1(a).	Name of Issuer:

LivaNova PLC

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5 Merchant Square
North Wharf Road
London, W2 1AY
United Kingdom

Item 2(a).	Name of Person Filing:

(1)	Mittel S.p.A.

(2)	Equinox Two S.c.a. (in voluntary liquidation)

(3)	Tower 6 S. à r.l.

(4)	Tower 6 Bis S. à r.l.

(5)	Bios S.p.A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Mittel S.p.A.
Piazza Armando Diaz, n. 7
20123 – Milan (Italy)

Equinox Two S.c.a. (in voluntary liquidation)
5, Place du Théâtre
L-2613 Luxembourg

Tower 6 S. à r.l.
5, Place du Théâtre
L-2613 Luxembourg

Tower 6 Bis S. à r.l.
5, Place du Théâtre
L-2613 Luxembourg

Bios S.p.A.
Piazza Armando Diaz, n. 7
20123 – Milan (Italy)

Item 2(c).	Citizenship:

Mittel S.p.A. and Bios S.p.A.: Italy
Equinox Two S.c.a. (in voluntary liquidation), Tower 6 S. à r.l. and Tower 6 Bis S. à r.l.: Luxembourg

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G5509L101

CUSIP No. G5509L101	Page 8 of 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-6) of this Schedule 13G is hereby incorporated by reference.

Bios S.p.A. and Tower 6 Bis S. à r.l. are the record holders of zero (0) Ordinary Shares, respectively.

Mittel S.p.A. and Equinox Two S.c.a. (in voluntary liquidation) are the 50:50 beneficial owners of the special purpose vehicle Bios S.p.A., in which each of Mittel S.p.A. and Equinox Two S.c.a. (in voluntary liquidation) owns 50% of the outstanding voting shares and holds two board director seats of Bios S.p.A. Equinox Two S.c.a. (in voluntary liquidation) is the owner of 100% of the membership interest in Tower 6 S. à r.l. Tower 6 S. à r.l. (and Equinox Two S.c.a. (in voluntary liquidation) indirectly through Tower 6 S. à r.l.) owned 51% of the membership interest in Tower 6 Bis S. à r.l. and Mittel S.p.A. owned 49% of the membership interest in Tower 6 Bis S. à r.l.

On December 27, 2017 the shareholders’ meeting of Tower 6 Bis S. à r.l. resolved the completion of the voluntary liquidation and dissolution of the company approved on July 18, 2017.  Accordingly, Tower 6 Bis S. à r.l. is not a signatory to this Amendment No. 2 to Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. G5509L101	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2018

Mittel S.p.A.

By:	/s/ Rosario Bifulco
Name:	Rosario Bifulco
Title:	Chief Executive Officer

Equinox Two S.c.a. (in voluntary liquidation)

By:	/s/ Salvatore Mancuso
Name:	Salvatore Mancuso
Title:	Legal representative of Equinox SA as Liquidator

Tower 6 S. à r.l.

By:	/s/ Vania Baravini
Name:	Vania Baravini
Title:	Manager

By:	/s/ Massimiliano Seliziato
Name:	Massimiliano Seliziato
Title:	Manager

Bios S.p.A.

By:	/s/ Pietro Santicoli
Name:	Pietro Santicoli
Title:	Deputy Chairman